Exhibit 99.1

DHT Holdings, Inc. announces $308.4 million financing

HAMILTON, BERMUDA, July 30, 2025 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announces that it has entered into a $308.4 million senior secured credit facility for the post-delivery financing of the Company’s four newbuildings. The vessels are currently under construction at Hyundai Samho Heavy Industries and Hanwha Ocean (formerly known as Daewoo Shipbuilding & Marine Engineering), in South Korea, and are scheduled for delivery during the first half of 2026.

The facility is co-arranged by ING Bank and Nordea Bank Abp, with ING Bank as Coordinator, Facility Agent, Security Agent and ECA Agent. The facility bears interest at a rate equal to SOFR plus a weighted average margin of 1.32%. The maturity date of the facility in relation to each vessel is 12 years from the delivery date with a 20-year repayment profile. Other terms and conditions are broadly in line with DHT’s current credit facilities.

President & CEO, Svein Moxnes Harfjeld, stated: “We are pleased to have secured this credit facility, which underscores the confidence our banking partners and K-Sure have in DHT and our long-term strategy. This agreement represents a competitive margin in combination with an extended tenor and aligns with our robust financial foundation while advancing our fleet renewal and expansion. We look forward to the delivery of these large size, state-of-the art VLCCs, which will enhance the service offering to our customers.”

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our wholly owned management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our fleet employment with a combination of market exposure and fixed income contracts; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit www.dhtankers.com.

Forward Looking Statements
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the SEC on March 20, 2025.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Contact:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com